1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 17, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Details Earthquake Impact, Updates 1Q’16 Guidance

Hsinchu, Taiwan, R.O.C. – February 17, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today updates first quarter 2016 guidance after further examination of the impact of the earthquake that struck southern Taiwan on February 6, 2016. Although there was no structural or serious electric, water, and gases supply damage to the Company’s fabs in Tainan (Fab 6, Fab 14A and Fab 14B), the damage to wafers in progress was greater than our initial assessment announced on the day of the earthquake. In addition, the equipment recovery in Fab 14A, and to a lesser extent Fab 6, would take longer than the initial estimate.

Consequently, TSMC has devoted maximum resources to make up for all the impacted wafers. Nevertheless, we still expect to see wafer delivery delays in the first quarter. More precisely, for Fab 14A, the wafer delivery will be delayed by 10 to 50 days, and delivery of about 100K (12-inch) wafers will be delayed from 1Q to 2Q. For Fab 6, the wafer delivery delay is 5 to 20 days, with 20K (8-inch) wafers delayed to 2Q. For Fab 14B, the delivery delay is negligible. All other fabs located in Hsinchu and Taichung Science Parks are unaffected.

The Company now expects first quarter revenue to be between NT$201 billion to NT$203 billion. Versus the prior guidance provided on January 14, the impact to wafer shipments from the earthquake is more than offset by a combination of business upside and a more favorable exchange rate assumption (USD:NTD of 1:33.18 versus 1:32.50 on January 14).

After factoring in insurance claims, the Company now expects first quarter gross profit margin to be between 44% and 46%. Operating profit margin is expected to be between 33.5% and 35.5%.

In summary, the Company believes all of the earthquake-related costs and expenses have been accounted for in the present first quarter guidance, while we will make every effort and work closely with customers to expedite the delivery of all impacted wafers.

TSMC 1Q’16 Guidance

	Revised Guidance (02/17/2016)	Original Guidance (01/14/2016)
Net Revenue (NT$ billion)	201-203	198-201
Gross Margin	44%-46%	47%-49%
Operating Margin	33.5%-35.5%	36.5%-38.5%
Exchange Rate (USD/NTD)	33.18	32.50

TSMC Spokesperson:	TSMC Acting Spokesperson:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director of Corporate Communications Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com